UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bill Barrett Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

06846N 10 4

(CUSIP Number)

March 7, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06846N 10 4

1.	Names of Reporting Persons I.R.S. Identification No. of Above Person Warburg Pincus Private Equity VIII, L.P. (IRS Identification No. 13-4161869)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,578,183

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,578,183

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,578,183

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 06846N 10 4

1.	Names of Reporting Persons I.R.S. Identification No. of Above Person Warburg Pincus & Co. (IRS Identification No. 13-6358475)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,578,183

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,578,183

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,578,183

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 06846N 10 4

1.	Names of Reporting Persons I.R.S. Identification No. of Above Person Warburg Pincus LLC (IRS Identification No. 13-3536050)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,578,183

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,578,183

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,578,183

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.9%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 06846N 10 4

1.	Names of Reporting Persons I.R.S. Identification No. of Above Person Warburg Pincus Partners LLC (IRS Identification No. 13-4069737)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,578,183

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,578,183

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,578,183

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.9%

12.	Type of Reporting Person (See Instructions) OO

*SEE INSTRUCTION BEFORE FILLING OUT

This Amendment No. 1 to Schedule 13G is filed by the Reporting Persons (as defined below) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Bill Barrett Corporation, a Delaware corporation (the “Company”), to amend the Schedule 13G filed on December 17, 2004 (the “Original Schedule 13G”).  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original Schedule 13G.

Sections 2(a), 2(c), 4 and 8 of the Original Schedule 13G are hereby amended and restated in their entirety to read as set forth below:

Items 2(a)                                                                                                                                     Name of Person Filing and Business Office:

This Schedule 13G is filed by (a) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), (b) Warburg Pincus & Co., a New York general partnership (“WP”), (c) Warburg Pincus LLC, a New York limited liability company (“WP LLC”) and (d) Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”).  WP Partners is the general partner of WP VIII.  WP LLC manages WP VIII.  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC.  WP is the managing member of WP Partners.  WP VIII, WP, WP LLC and WP Partners are sometimes collectively referred to herein as the “Reporting Persons.”

Items 2(c)                                                                                                                                     Citizenship:

WP VIII is a Delaware limited partnership.  WP is a New York general partnership.  WP LLC is a New York limited liability company.  WP Partners is a New York limited liability company.

Item 4                                                                                                                                                      Ownership:

The percentages used herein are calculated based upon 44,790,978 shares of Common Stock issued and outstanding as of February 15, 2008, as disclosed by the Company in its Annual Report filed on Form 10-K for the period ended December 31, 2007.

As of the close of business on March 7, 2008:

1. Warburg Pincus Private Equity VIII, L.P.

(a) Amount beneficially owned: -7,578,183-

(b) Percent of class:  16.9%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -7,578,183-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -7,578,183-

2. Warburg Pincus & Co.

(a) Amount beneficially owned: -7,578,183-

(b) Percent of class:  16.9%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -7,578,183-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -7,578,183-

3. Warburg Pincus LLC

(a) Amount beneficially owned: -7,578,183-

(b) Percent of class:  16.9%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -7,578,183-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -7,578,183-

4. Warburg Pincus Partners LLC

(a) Amount beneficially owned: -7,578,183-

(b) Percent of class:  16.9%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -7,578,183-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -7,578,183-

Item 8                                                                                                                                                      Identification and Classification of Members
of the Group:

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The agreement among the Reporting Persons to file jointly is attached as Exhibit A to Amendment No. 1 on Schedule 13G.  Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock, other than those reported herein as being owned by it.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2008	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

	By:	Warburg Pincus Partners LLC,
its General Partner

	By:	Warburg Pincus & Co., its Managing Member

		By:	/s/ Scott Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: March 12, 2008	WARBURG PINCUS & CO.

	By:	/s/ Scott Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: March 12, 2008	WARBURG PINCUS LLC

	By:	/s/ Scott Arenare
		Name:	Scott A. Arenare
		Title:	Managing Director

Dated: March 12, 2008	WARBURG PINCUS PARTNERS LLC

	By:	Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott Arenare
		Name:	Scott A. Arenare
		Title:	Partner

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated March 12, 2008, by and among Warburg Pincus Private Equity VIII, L.P., Warburg Pincus & Co., Warburg Pincus Partners LLC and Warburg Pincus LLC.